SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

  Launching of NET Digital HD, which combines recorder and high definition converser function;

  Acquisition of BIGTV brings 12 important cities to NET;

  Economy in costs and expenses due to Vivax acquisition synergies was R$16 million on the second quarter 2007;

  Adjustments to attend the new sector regulation;

  Digitalization project increase the subscriber number on Net Digital;

  Bidirectional project conclusion.

PAY TV	NET FONE Via Embratel

• Increase of 77% on digital homes passed, reaching 7.3 million;	• Subscriber base reached 567 thousand, higher 212% compared to 4Q06;

• Subscriber base reached 2.5 million, an increase of 16% compared to 4Q06;	• Entrance of 39% on the broadband base.

• Subscriber entrance in digital services reach 24%.

BROADBAND	UGR

• Bidirectional project conclusion;	• Total URG reached 5,071 thousand, an increase of 51% compared to 4Q06;

• Bidirectional network reached 6.4 million HP’s at the end of 4Q07;

• Subscriber base reached 1.4 million, an increase of 65% compared to 4Q06;

• Pay TV subscriber base increase was kept strong in the quarter.

• As a result of its growth strategy, NET has increased its market share.

Source: PTS No. 130, 2007 December, data base of September 2007

5

• NET Virtua, exclusive product regarding speed has shown high customer addition levels.

Source: Companies’ earnings releases

• Due to its advanced cable infrastructure, NET Virtua is the product with the highest growth in the broadband market.

Source: www.teleco.com.br; September 2006 and September 2007

8

Source: Intel, IDG Now

PC and broadband

-Brazil might become, in less than three years, the third largest PC market in the world – after USA and China. The industry in the world grows an average of 10% per year. In Brazil, the growth is on average 20%, for retail this number grows to 30%.

- According to researches, Brazilians are buying more notebooks, using more high speed Internet (broadband) than in 2005, there was a significant increase in the index of users with broadband connection on the Internet through cable in residences (from 10% to 16%) and a reduction of dialed connection or dial-up (from 45% to 39%).

*Home Penetration
** 2007 data Adjusted according to the actually results
Source: Yankee Group

• NET Fone via Embratel has become an important option for customers.

• Revenue and ARPU increase demonstrates the Company´s commitment to growth.

• EBITDA continues increasing, maintaining its margin in an adequate level for the recent growth of the Company.

• The amortization schedule is suitable to cash flow level.

High Liquidity:

• NETC4 has weighting of approximately 11% in the Bovespa index
• On the third quarter, average trading volume was R$ 65 million.
• Increase in the average daily ADR trading volume from US$1 MM in 4Q06 to US$7 MM in 4Q07

Data source: January, 31, 2008

Comparable services, the competitor price is 111% more expensive.

*Intelligent Services: Call ID, Siga-me, Call Hold and Multiconference
**Reference to Unlimited Internet pack.

This release contains forward -looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of the Company. These are merely projections and, as such, are based exclusively on the expectations of the Company’s management concerning the future of the business and its continued access to capital to fund its business plan. Such forward -looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in the Company’s filed disclosure documents and are, therefore, subject to change without prior notice.

Investor Relations Phone. (+55 11) 2111-2785 ri@netservicos. com.br http://www. ir.netservicos. com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 07, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.